UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-Z-W

WITHDRAWAL OF FORMS 1-Z and 1-Z/A EXIT REPORTS

OLD GLORY HOLDING CO.

(State of Incorporation: Oklahoma)

Commission File Number: 24R-00983

CIK Number: 2016561

Old Glory Holding Co. (the “Company”), pursuant to Regulation A under the Securities Act of 1933, hereby respectfully requests the withdrawal of its Form 1-Z Exit Report previously filed with the Securities and Exchange Commission on December 3, 2025 and its Form 1-Z/A Amended Exit Reports previously filed on December 3, 2025 and December 23, 2025.

The Company requests that the Commission consent to the withdrawal of the Form 1-Z and the Forms 1-Z/A and treat such filings as withdrawn.

The Company is requesting withdrawal because:

●	The Forms 1-Z and 1-Z/A were filed in error

●	The Company determined that it should continue its Regulation A reporting obligations.

The Company represents that withdrawal of the Forms 1-Z and 1-Z/A are consistent with the public interest and the protection of investors and that no security holders will be adversely affected by the withdrawal.

Date: August 17, 2026

OLD GLORY HOLDING CO.

By:	David A. Bright
Title:	Chief Financial Officer